EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars, except ratio)

For the Three Months Ended March 31, 2016

Earnings from continuing operations before income taxes	$478

Add / (Deduct):
Dividends from less than 50% owned affiliates	54
Fixed charges	194
Interest capitalized, net of amortization	(1)

Earnings available for fixed charges	$725

Fixed charges:
Interest incurred:
Interest expense	$167
Capitalized interest	1

168
Portion of rent expense deemed to represent interest factor	26

Fixed charges	$194

Ratio of earnings to fixed charges	3.7